Overview
Blackchip Technologies, LLC formed as a Delaware limited liability company in May 2021, by Blackchip Holdings to facilitate access to alternative investments such as rare artwork, wine and whisky through cryptocurrency. We are a Manager-managed limited liability company. Upon our formation, Blackchip Holdings, LLC was issued membership interests of the Company representing 100% of our membership interests. Blackchip Technologies, LLC currently holds 20 Class A share tokens in the Marcel Dyf painting.
The Marcel Dyf Painting has been purchased in a privately negotiated transaction from a Private Seller for $3,100 by using funds advanced to us by Blackchip Holdings. The advance does not incur any interest payments. The Company has closed on the acquisition of the Painting prior to the initial closing of this Offering.
Blackchip offers a unique opportunity for investors to benefit from the appreciation of rare assets as well as exposure to cryptocurrency transactions in a decentralized marketplace. Investors for the first time can allocate a portion of their portfolio in assets that have historically outperformed the stock market while also having the ease to trade them as freely as they'd like.
We are offering 185 Class A share tokens in the Offering for aggregate consideration of $3,700. All proceeds from this Offering will be used as full repayment of the Blackchip Holdings loan advance. Any unsold Class A shares in this Offering will be issued to Blackchip Technologies. Pursuant to the closing of the Offering, ownership title of the Marcel Dyf Painting will be contributed to our beneficial owner, Blackchip Holdings.
Blackchip Technologies expects to generate revenues and cash flow once all share tokens of the Painting are sold. The investors will realize profits once the Painting is sold for more than what the offering amount is considered, and we have sufficient funds after payment of all associated costs and fees in connection with the sale of the Painting. Investors are also able to realize profit if they are able sell their Class A share tokens for a price higher than they purchased them for. To achieve complete liquidity for all Class A share tokens we will be reliant on the Uniswap exchange along with the integration of Ethereum scaling solutions which will allow users to transfer tokens easily, faster and cheaper. The integration of Uniswap and scaling solutions allow businesses such as ourselves to scale while simultaneously cutting down on carbon footprint. Blackchip Technologies will manage all our administrative services and Blackchip Holdings will maintain the title of Painting. In exchange for these services and paying all ordinary and necessary operating costs and expenses, Blackchip Technologies will receive equity interests in the Painting commencing on the final qualification of the Offering.
Blackchip will also manage any non-routine services which may arise, including, litigation or services in connection with a sale of the Painting or any sale, merger, third-party offer or other similar transaction involving the company.
Blackchip will market, display and promote the Painting in a manner designed to enhance its provenance and increase its exposure and its value.